[Crystal International Travel Group, Inc. Letterhead]

July 2, 2007

Linda Cvrkel, Esq.
Effie Simpson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20548

Re:	Crystal International Travel Group, Inc.
Form 10-KSB for the year ended July 31, 2006
Filed November 14, 2006
File No. 0-29313

Dear Ms. Cvrkel and Simpson,

Thank you for your comment letter of March 19, 2007 regarding our Form 10-KSB for the year ended July 31, 2006 (“2007 10-KSB”) and our Form 10-QSB for the quarter ended October 31, 2006 (“First Quarter 10-QSB”). Please see our responses below. Our auditors have revised our 2007 10-KSB and our First Quarter 10-QSB as described in our responses and in connection with this response letter we are filing both an amended 2007 10-KSB and an amended First Quarter 10-QSB. Additionally, our auditors have revised our Form 10-QSB for the quarter ended January 31, 2007 (“Second Quarter 10-QSB”) in order to appropriately reflect the revisions made

1.
 We note according to Note 1 that you have accounted for the acquisition of CHH under purchase accounting in accordance with SFAS No. 141 and the share exchange has been treated as a reverse acquisition of the Company by CHH. We further note that you have presented the net liabilities of $2.5 million assumed in the transaction as other expense within your consolidated statement of income rather than as an adjustment to stockholders’ equity. Please note that we do not consider the recognition of net liabilities through the income statement to be appropriate when the substance of the transaction is an exchange of shares for the assumption of debt. Please amend your filing to properly reflect the net liabilities assumed in the transaction as an adjustment to stockholders’ equity.

Our filing is amended to reflect the net liabilities as an adjustment to stockholders’ equity.

2.
Your presentation of depreciation and amortization outside of operating expenses on the face of the income statement is not appropriate. Please revise your presentation to include such amounts within operating expenses accordingly. If you do not believe that such amounts should be classified within operation expenses, then explain to us in detail as to why and provide us with the basis for your conclusions.

Our presentation is revised to include depreciation and amortization with operating expenses.

3.
Also, please revise future filings to include your “Loss on impairment of intangibles” within continuing operations before income taxes (i.e. operation income) in accordance with paragraph 25 of SFAS No. 144.

We will revise future filings to include our “Loss on impairment of intangibles” within continuing operations before income taxes.

4.
We note that you recognize an impairment charge of approximately $4.9 million during the year ended July 31, 2006 relating to the customer database and registered trademarks associated with FS Suntours and the SunTrips brand. We note that such intangible assets were impaired with in five months of their acquisition. In this regard, please explain to us and revise your notes in further detail to discuss the facts and circumstances surrounding the impairment of the intangible assets. Tell us whether any legal action has been initiated and whether the lack of your ability to take control over the intangible assets will result in any accounting consequence relating to the associated debt incurred.

As of the date of this letter, we have not gained complete control over the intangible assets associated with Crystal’s purchase of FS Suntours’ intellectual property. Although we have been able to derive some value from the assets, we have not been able to utilize them as we had hoped. The full customer database has not been delivered and most of the phone numbers and the trademarks are still in control of FS Suntours. Therefore, management recorded an asset impairment charge of $4,896,666 in relation to these assets for the year end July 31, 2006.

Although as noted in our filings we have been able to operate and derive marginal revenue from the web portal and are attempting to secure complete control of the intangible assets, the length of time during which these assets have not been released has caused a material impact on our business and operations. On December 8, 2006, the United States Bankruptcy Court of the Western District of Texas entered an order requiring the return of the SunTrips assets in question, which we expected to occur no later than December 31, 2006. However, due to the complexity of the bankruptcy case, this has not yet occurred. It is difficult to estimate when the assets will be released. As of the date of this filing we have serious concerns as to whether we will be able to acquire any of the additional assets. Additionally, we are current evaluating possible causes of action we may have against FS Suntours but have not initiated any action to date.  At this time, we are unable to estimate any future cash flows, if any, relating to the SunTrips assets. However, we are pursuing additional acquisitions candidates which we hope might create revenue in the near term.

The above disclosure is included in our most recent Quarterly Report filed on March 26, 2007. Additionally, we have added a risk factor in Part II, Item 1A of such Quarterly Report as follows:

“We have been unable to gain complete control of the SunTrips, and our continued inability may have a materially adverse impact on our operations.

As of the date of the Quarterly Report, we have not gained complete control over the intangible assets associated with our purchase of FS SunTours’ intellectual property. The customer database has not been delivered; the phone numbers and the trademarks are still in control of FS SunTours. Therefore, we recorded an asset impairment charge of $4,896,666 in relation to these assets for the year ended July 31, 2006. Our lack of complete control over the SunTrips assets has had a material impact on our business plan relating to the use of these assets. We have been able to operate and derive marginal revenue from the web portal. We are attempting to secure complete control of the intangible assets. On December 8, 2006, the United States Bankruptcy Court of the Western District of Texas entered an order requiring the return of the SunTrips assets in question, which we expected to occur no later than December 31, 2006 but due to the complexity of the bankruptcy case this has not yet occurred. While it is difficult to estimate when the assets will be returned, we hope to have them no later than June 30, 2007. In the event the assets are not returned, our operations will continue to be materially adversely affected and it increases the likelihood we will not continue as a going concern.”

5.
Also, please explain to us and revise your MD&A to discuss in detail the impact the impairment of the SunTrip assets will have on the company’s future business and operations in light of the fact that one of your primary business strategies is to the leverage the current SunTrips brand. Also, please provide us with an update of the Company’s ability to gain control and use of the rights to the SunTrip’s customer database and trademarks that were acquired in the transaction. We may have further comment upon receipt of your response.

As noted in the revised MD&A disclosure of 2007 10-KSB, Quarter 10-QSB and Second Quarter 10-QSB, we have added disclosure relating to our revised business plan. Due to the asset impairment and in attempt to maximize shareholder value, we have been developing a product we call “IntelliFares”. IntelliFares is owned by IntelliFares Limited, a registered company in the Democratic Republic of Ireland and is a wholly-owned subsidiary of ours. IntelliFares offers travelers who participate in predictable, recurring travel patterns, such as timeshare or second homeowners, college students, business travelers and the like will be able to purchase five years of future air travel at or below comparable open market air ticket prices, and fix that price for the five year period, by contracting with IntelliFares to arrange for the purchase of airfare on their behalf, after depositing the full five years of payment with IntelliFares.

In the event the SunTrips assets are returned, we continue to try to market and utilize the assets to the best of our ability. However, as noted, management is currently reviewing all possible forward going scenarios and hopes to have additional more formal directive by mid-July.

Our auditors have advised us that under FASB No. 4 and No. 5 if an agreement is reached with either FS SunTours or the bankruptcy court for a reduced price for the intangible assets in question, then at that point a gain on any debut restructuring or reduction will be recognized. However, until a definitive agreement memorializing such an event occurs, no contingent gain should be recognized.

Form 10-QSB for the quarter ended in October 31, 2006.

Development Stage Status

6.
We note that you are operating under a significant working capital deficit, have generated minimal revenue and substantial doubt regarding your ability to continue as a going concern exists. Therefore, it appears that you are a development stage company in accordance with paragraph 8b of SFAS 7 “Accounting and Reporting by Development Stage Enterprises”. As a development stage company, you are required to present the financial statements and disclosures in accordance with the guidance prescribed in paragraphs 10-12 of SFAS 7.

We have revised our filing to present the financial statements and disclosures in accordance with the guidance prescribed in paragraphs 10-12 of SFAS.

7.	Furthermore, your auditors report should make reference to the fact that you are “a development stage company” by stating as such next to the Company’s name in its opinion.

Our auditors have referenced in their opinion the fact that we are “a development stage company”.

Note 1-Summary of Significant Accounting Policies

Basis of Presentation, page 5

8.
We note that from your disclosure that you paid $123,500 in cash in exchange for all the outstanding stock of the Travel House and based on the conditions set forth in Rule 3-10(c)(3) of Regulation S-B, it appears that the Travel House meets the significance test as a significant subsidiary given the purchase consideration is material to your total assets. In this regard, please tell us whether you have filed audited financial statements for the most recent two years of Travel House and any interim period prior to the date of acquisition. If audited financial statements for the most recent year have not been filed, please file a Form 8-K with the financial statements of Travel House in accordance with the guidance noted above.

During the Staff’s review of our Registration Statement on Form SB-2, we received a similar comment in a letter dated October 6, 2006 (Comment #12). Our reasoning and rationale at the time and continues to be that on July 12, 2006 when the Stock Purchase Agreement was executed and on August 8, 2006 when the transaction closed, our total assets were approximately $5,021,666. The purchase price of $123,500 for The Travel House equated to 2.5% of our total assets and was thus immaterial at that time.

At the time, neither our management nor our Board of Directors believed that an impairment charge relating to our SunTrips assets would be required. Based on clearing the October 6, 2006 comment, we believed in good faith that we were not required to file either a Form 8-K or the most recent two years of audited financial statements.

9.
Further, we note that you recorded goodwill of approximately $121,000 in connection with the acquisition of JRM Inc. (the Travel House), a full service travel agency. Please explain to us in detail and revise your filing to disclose why no amounts were allocated to other identifiable intangible assets (i.e. customer lists, customer contracts and relationships, etc.) and why it was appropriate to allocate essentially all purchase price to goodwill when you indicate in your disclosure on page 2 of the Form 10-KSB for the year ended July 31, 2006 that Travel House was an established call center for the fulfillment of the travel sales.

At the time of the transaction, we were seeking to forgo the time required to establish a licensed retail outlet for travel products. Instead, we purchased a small already licensed business, The Travel House. The original purchase price was considered to be immaterial and as such an in depth analysis of the underlying intangibles was not considered necessary. We expected the cash flow from the use of Travel House’s perpetual licenses to exceed the cost of the purchase. Our auditors have now revised our relevant files to reflect the revised treatment of the purchase price for Travel House.

10.
Also please revise your notes to your interim financial statements to include all disclosures outlined in paragraph 58 of SFAS No. 141. Please provide us with your revised disclosure as part of your response to us.

Please see our response above to Comment #8.

As requested in your letter:

·	we understand that does not foreclose the Commission from taking any action with respect to the filings;

·	any Staff comments or changes to disclosure in response to Staff comments does not relieve us from our responsibility for the adequacy and accuracy of the disclosure in any filings; and

·	we will not assert staff comments as a defense in any proceeding that might be initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with you to provide the best possible disclosure to the investing public. Should you require any further information or have any questions, please feel free to call our corporate counsel, Jeffrey M. Quick, at (720) 259-3393, or me at (973) 644-3400.

Very truly yours,

Fabrizzio P. Busso-Campana Chief Executive Officer and President